SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 10, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

10 May 2013

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notification of Change of Interests of
Persons Discharging Managerial Responsibility
(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities:
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities:
Mr J M Yeager
Date of last notice:
6 December 2012
Date issuer informed of transaction:
9 May 2013
Date and place of transaction:
Shareplus employee share plan trust purchased the shares on the New York Stock Exchange on 12 March 2013. The shares were allocated and the issuer informed on 9 May 2013.
Nature of transaction:
Due to the expiry of the Qualification Period and satisfaction of other conditions under the terms of the all employee share plan Shareplus (2010) the:
•acquisition of 108 Matched Shares ordinary fully paid shares of BHP Billiton Limited (held as 54 BHP Billiton Limited ADRs) (see Part 3), and
•transfer of 108 Acquired Shares ordinary fully paid shares of BHP Billiton Limited (held as 54 BHP Billiton Limited ADRs).

BHP Billiton Limited
ABN 49 004 028 077
Registered Office:
180 Lonsdale Street,
Melbourne Victoria 3000 Australia

BHP Billiton Plc Registration number 3196209
Registered in Australia Registered in England and Wales
Registered Office:
Neathouse Place,
London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

Part 1 – Change of relevant interests in securities
Included in this Part are:
•in the case of a trust, interests in the trust made available by the responsible entity of the trust;
•details of the circumstance giving rise to the relevant interest;
•details and estimated valuation if the consideration is non-cash; and
•changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest:
Indirect
Nature of indirect interest (including registered holder):
Mr Yeager has an indirect interest in 184* ordinary shares in BHP Billiton Limited (held as 92 BHP Billiton Limited ADRs) held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.
* Note – total above reflects shares transferred in this transaction (Acquired Shares) previously held by the Shareplus nominee Computershare Nominees under Shareplus 2010.
Mr Yeager also holds an indirect interest in 1,116** ordinary shares in BHP Billiton (held as 558 BHP Billiton Limited ADRs) held by Cede & Company, and they are held on behalf of Mr Yeager as beneficial owner.
**Note – total above includes shares allocated and transferred in this transaction (Acquired & Matched Shares)
Date of change:
9 May 2013
No. of securities held prior to change:
1,192 (Indirect - held as 596 BHP Billiton Limited ADRs)
564,697 (Direct - Ordinary shares in BHP Billiton Limited)
Class:
BHP Billiton Limited ADRs
Number acquired:
108 BHP Billiton Limited (54 BHP Billiton Limited ADRs) (Matched Shares, Shareplus 2010)
Number disposed:
—
Value/Consideration:
Nil - Matched Shares, Shareplus 2010
No. of securities held after change:
1,300 (Indirect- held as 650 BHP Billiton Limited ADRs)
564,697 (Direct - Ordinary shares in BHP Billiton Limited)
Nature of change (Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back):
Under Shareplus 2010, the allocation and transfer of 108 Matched Shares (54 BHP Billiton Limited ADRs) and transfer of 108 Acquired Shares (54 BHP Billiton Limited ADRs) from Computershare Nominees.
Any additional information:
Shareplus is an all-employee share purchase plan. Under the plan, employees contribute monies to purchase shares (Acquired Shares), up to an annual contribution limit of US$5,000 in any Plan year. Shares are purchased on a quarterly basis using the employees’ contributions made each pay period over the preceding 3 months. Any Acquired Shares still held by employees at the end of a 3 year qualification period will be matched by the company on a 1:1 basis.

Part 2– Change of interests in contracts other than as described in Part 3
Included in this Part are:
•only details of a contract in relation to which the interest has changed; and
•details and estimated valuation if the consideration is non-cash.

Detail of contract:
—
Nature of interest:
—
Name of registered holder (if issued securities):
—
No. and class of securities to which interest related prior to change:
—
Interest acquired:
—
Interest disposed:
—
Value/Consideration:
—
Interest after change:
—

Part 3– Change of interests in options or other rights granted by the entities
Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant:
—
Period during which or date on which exercisable:
—
Total amount paid (if any) for the grant:
—
Description of securities involved (class; number):
—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
—

Total number of securities over which options or other rights held at the date of this notice:
696,529
–maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP
37,779
–maximum number Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS
184
–maximum number of Matched Shares (ordinary shares of BHP Billiton Limited, held as 92 Limited ADRs) under Shareplus
_________
734,492
–Total
Any additional information:
This notification is in respect of the vested Matched Shares under Shareplus where 108 (54 Limited ADRs) Matched Shares under the 2010 scheme were purchased and transferred (see Part 1).

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities:
Nicola Kleynhans
–BHP Billiton Limited
Geof Stapledon
–BHP Billiton Plc

Contact details:
Nicola Kleynhans
Tel:+61 3 9609 4326
Fax:+61 3 9609 4372
Geof Stapledon
Tel:+44 20 7802 4176
Fax:+44 20 7802 3054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : May 10, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary